PROSPECTUS SUPPLEMENT NO. 6	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated July 1, 2021)	Registration No. 333-257423

PURECYCLE TECHNOLOGIES, INC.

18,177,703 Shares

Common Stock

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated July 1, 2021 (as supplemented or amended from time to time, the “Prospectus”), with the information contained in our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (“SEC”) on November 4, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of 5,936,625 shares of our common stock, par value $0.001 per share (“Common Stock”), that may be issued upon exercise of the Company Warrants (as defined in the Prospectus).

The Prospectus and prospectus supplement also relate to the offer and sale from time to time by the selling stockholders named in the Prospectus or their permitted transferees (collectively, the “Selling Stockholders”) of up to 12,241,078 shares of Common Stock, which includes (i) 8,903,842 shares of Common Stock that may be issued upon conversion of the Convertible Notes (as defined in the Prospectus) currently outstanding as of the most recent interest payment date, (ii) up to 951,360 additional shares of Common Stock issuable upon conversion of the Convertible Notes assuming all remaining interest payments are made to holders of the Convertible Notes entirely in kind and the maturity date of the Convertible Notes is extended through April 15, 2023 (from October 15, 2022) at our election with respect to 50% of the amount outstanding under the Convertible Notes at October 15, 2022 and (iii) up to 2,385,876 shares of Common Stock held by certain initial stockholders named therein (including the shares of our Common Stock that may be issued upon conversion of the Company Warrants held by such initial stockholders).

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock, warrants and units are listed on The Nasdaq Capital Market under the symbols “PCT,” “PCTTW” and “PCTTU,” respectively. On November 4, 2021, the closing price of our Common Stock was $13.07 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 14 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 4, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 30, 2021

PURECYCLE TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40234	86-2293091
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5950 Hazeltine National Drive, Suite 650,

Orlando, Florida 32822

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (877) 648-3565

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	PCT	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of common stock, $0.001 par value per share, at an exercise price of $11.50 per share	PCTTW	The Nasdaq Stock Market LLC
Units, each consisting of one share of common stock, $0.001 par value per share, and three quarters of one warrant	PCTTU	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On October 30, 2021, PureCycle Technologies, Inc. (the “Company”) reached an agreement with Lawrence Somma, 55, to serve as the Company’s Chief Financial Officer, effective November 15, 2021.

Mr. Somma most recently served as Vice President, Finance Strategy & Transformation, at LyondellBasell Industries N.V. since February 8, 2020. Mr. Somma previously served as LyondellBassell’s Vice President, Corporate Treasurer from October 2013 until February 2020. Mr. Somma previously was employed by Hyatt Hotels Corporation from 2008 through 2013, serving as Senior Vice President and Treasurer from 2008 through 2012 and Senior Vice President, Real Estate and Capital Strategy from 2012 through 2013. Mr. Somma has held various finance-related positions at a number of other companies, including Lennar Corporation from 2006 through 2008, Sara Lee Corporation from 2000 through 2006, Fischer Scientific from 1997 through 2000, and General Motors Corporation from 1989 through 1997. Mr. Somma attended Cornell University where he earned his Bachelor of Science in 1988 and his Masters in Engineering Management in 1989. Mr. Somma received his Masters in Business Administration from the University of Buffalo in 1992.

There are no family relationships, as defined in Item 401 of Regulation S-K, between Mr. Somma and any of the Company’s executive officers or directors or persons nominated or chosen to become directors or executive officers. There is no arrangement or understanding between Mr. Somma and any other person pursuant to which Mr. Somma will be serving as Chief Financial Officer. There are no transactions requiring disclosure under Item 404(a) of Regulation S-K.

Pursuant to the offer of employment, Mr. Somma will receive an annual base salary of $500,000, and will be eligible to participate in the Company’s 2022 short-term annual incentive plan and long-term incentive plans. Mr. Somma will receive a sign-on bonus of $250,000 and an initial equity award with a grant date value of $3,300,000, which is expected to be issued within the first thirty (30) days following his commencement of employment with the Company. Mr. Somma will also receive reimbursement of a maximum of $150,000 for relocation to Florida, which is expected to occur by July 15, 2022. Mr. Somma will be eligible to participate in the Company’s Executive Officer Severance Plan.

Mr. Somma will replace Michael E. Dee, who has served as the Company’s Chief Financial Officer since November 15, 2020. Mr. Dee is currently expected to remain with the Company to assist with Mr. Somma’s transition, as well as to continue assisting the Company with various functions including its investor relations and financing activities. Mr. Dee’s employment with the Company is expected to conclude within the next sixty (60) days.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release announcing appointment of Lawrence Somma as Chief Financial officer, dated November 4, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PureCycle Technologies, Inc.

Dated: November 4, 2021	By:	/s/ Brad S. Kalter
Brad S. Kalter
General Counsel and Corporate Secretary

Exhibit 99.1

PureCycle Technologies Appoints Lawrence Somma as Chief Financial Officer

ORLANDO, Fla.–Nov. 4, 2021– PureCycle Technologies, Inc. (Nasdaq: PCT) announced today that Lawrence “Larry” Somma has joined the innovative plastics recycling company as the next Chief Financial Officer (CFO). Somma will lead PureCycle’s financial strategy as the Company seeks to transition to a revenue-generating growth business.

Somma comes to PureCycle with nearly three decades of experience in the corporate finance sector at world-class publicly traded companies within the plastics, manufacturing, hospitality and consumer goods industries. Most recently, Somma spent eight years at LyondellBasell Industries N.V., where he served as vice president of finance strategy and transformation for two years and vice president, corporate treasurer for six years.

Mike Otworth, CEO, PureCycle, said, “I’m thrilled to welcome Larry to PureCycle. He has the deep financial experience and industry knowledge to lead our financial team and capital strategy during the next phase of our growth. Larry will bring a valuable perspective to PureCycle as we continue to successfully execute our vision and objectives relative to scaling the business globally. With our Ironton, Ohio facility slated for expected completion in the fourth quarter of 2022 and our Augusta facility in its beginning stages of development, Larry’s experience will be critical in helping us fuel further growth.”

As a financial leader, Somma’s experiences include developing global finance strategies, raising project and corporate capital, overseeing treasury operations and liquidity management, leading enterprise risk management (ERM), and managing financial risk, including foreign exchange, commodity, and interest rate. In his recent role as a corporate treasurer, he completed six debt issuances (USD and EUR) totaling $6 billion. Somma has also had an expatriate assignment leading a procurement team, managed investor relations activity and was a leading team member for an initial public offering (IPO), a corporate spin-off and a leveraged buyout (LBO).

Somma holds an M.B.A in Finance from the University of Buffalo (1992), as well as a M.E. in Engineering Management (1989) and B.S. in Mechanical Engineering (1988) from Cornell University.

Larry Somma said, “PureCycle is taking meaningful action to help end the plastic waste crisis and I’m proud to be joining this team. PureCycle has experienced meaningful expansion and success already and I’m incredibly excited to deploy my financial expertise, business contacts, and perspective to help PureCycle scale and bring this revolutionary idea and technology to market.”

Somma will succeed Michael Dee, who served as the Company’s CFO since the November 2020 announcement of the merger with ROCH Acquisition I. Dee spearheaded the raising of close to $750 million for PureCycle’s expansion and helped ensure the completion of the merger into a publicly listed company. Dee will ensure a seamless transition and assume an advisory role for the next 60 days.

Michael Dee, CFO, PureCycle, said, “In a 40-year financial career, PureCycle is one of the most exciting companies I have worked with. To have been part of such an extraordinary team who will solve a significant portion of our global plastic pollution crisis has been both rewarding and thrilling.”

Otworth added, “I’d like to thank Michael Dee for his tremendous work over the past year here at PureCycle. He has played an instrumental role in advancing our company to where we are today. His years of experience and knowledge of financial institutions helped PureCycle achieve a successful merger into a public company and secure much needed capital to build our flagship facility.”

Somma is expected to begin as PureCycle’s new CFO on Monday, Nov. 15, 2021.

###

Contact:
Anna Farrar
afarrar@purecycle.com
954.647.7059

Investor Relations

Contact: Georg Venturatos

Gateway Investor Relations

PCT@Gatewayir.com

949.574.3860

About PureCycle Technologies
PureCycle Technologies LLC, a subsidiary of PureCycle Technologies, Inc., holds a global license to commercialize the only patented solvent-based purification recycling technology, developed by The Procter & Gamble Company, for restoring waste polypropylene (PP) into ultra-pure resin. The proprietary process removes color, odor and other contaminants from recycled feedstock resulting in ultra-pure polypropylene suitable for any PP market. To learn more, visit purecycle.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements about the financial condition and prospects of PCT. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements are typically identified by words such as "plan," "believe," "expect," "anticipate," "intend," "outlook," "estimate," "forecast," "project," "continue," "could," "may," "might," "possible," "potential," "predict," "should," "would" and other similar words and expressions, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements are based on the current expectations of the management of PCT and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in "Risk Factors," those discussed and identified in public filings made with the Securities and Exchange Commission (the "SEC") by PCT and the following: PCT's ability to meet, and to continue to meet, applicable regulatory requirements for the use of PCT's UPRP in food grade applications (both in the United States and abroad); PCT's ability to comply on an ongoing basis with the numerous regulatory requirements applicable to the UPRP and PCT's facilities (both in the United States and abroad); expectations and changes regarding PCT's strategies and future financial performance, including its future business plans, expansion plans or objectives, prospective performance and opportunities and competitors, revenues, products and services, pricing, operating expenses, market trends, liquidity, cash flows and uses of cash, capital expenditures, and PCT's ability to invest in growth initiatives; PCT's ability to scale and build its first plant in Ironton, Ohio a timely and cost-effective manner; PCT's ability to scale and build its first cluster facility in Augusta, Georgia in a timely and cost-effective manner PCT's ability to maintain exclusivity under the P&G license (as described below); the implementation, market acceptance and success of PCT's business model and growth strategy; the success or profitability of PCT's offtake arrangements; the ability to source feedstock with a high polypropylene content; PCT's future capital requirements and sources and uses of cash; PCT's ability to obtain funding for its operations and future growth; developments and projections relating to PCT's competitors and industry; the outcome of any legal proceedings to which PCT is, or may become a party, including recently filed securities class action cases; geopolitical risk and changes in applicable laws or regulations; the possibility that PCT may be adversely affected by other economic, business, and/or competitive factors; operational risk; and risk that the COVID-19 pandemic, and local, state, and federal responses to addressing the pandemic may have an adverse effect PCT's business operations, as well as PCT's financial condition and results of operations.

Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of PCT prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements or other matters attributable to PCT or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this press release. Except to the extent required by applicable law or regulation, PCT undertakes no obligation to update these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.